

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 26, 2009

Via U.S. mail and facsimile

Mr. Gregory J. Bylsma
Chief Financial Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, Michigan 49464

> RE: Form 10-K for the year ended May 30, 2009
> Form 10-Q for the period ended August 29, 2009
> File No. 1-15141

Dear Mr. Bylsma:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED MAY 30, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Critical Accounting Policies and Estimates

Goodwill, page 33

2. In the interest of providing readers with a better insight into management's judgments
    in accounting for goodwill, please consider disclosing the following:
    *   The reporting unit level at which you test goodwill for impairment and your basis
        for that determination;
    *   How you weight each of the methods used to value goodwill, including the basis
        for that weighting;
    *   How the methodologies used for valuing goodwill in the current year have
        changed since the prior year; and
    *   To the extent that any of your reporting units have estimated fair values that are
        not substantially in excess of the carrying values and to the extent that goodwill
        for these reporting units, in the aggregate or individually, could materially impact
        your operating results or total shareholders' equity, please provide the following
        disclosures for each of these reporting units:
        o   The percentage by which fair value exceeds the carrying value as of the
            most recent step-one test;
        o   The amount of goodwill;
        o   A description of the assumptions that drive the estimated fair value;
        o   A discussion of the uncertainty associated with the key assumptions. For
            example, to the extent that you have included assumptions in your
            projected cash flow model that materially deviate from your historical
            results, please include a discussion of these assumptions; and
        o   A discussion of any potential events and/or circumstances that could have
            a negative effect to the estimated fair value.
    If you have determined that the estimated fair value substantially exceeds the carrying
    value for all of your reporting units, please disclose this determination. Please also
    provide the above disclosures, as applicable, for any long-lived assets or asset groups
    for which you have determined that fair value is not substantially in excess of the
    carrying value and to the extent that the asset amounts, in the aggregate or
    individually, could materially impact your operating results or total shareholders'
    equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of
    the Financial Reporting Codification for guidance.

Pension and Other Post-Retirement Benefits, page 34

3. If reasonably likely changes in the significant assumptions you discuss related to
    pension and other post-retirement benefits could have a material effect on your
    financial condition, operating performance, or liquidity, please disclose the estimated
    amount of the impact of these changes based on the range of reasonably likely
    outcomes. Refer to Section 501.14 of the Financial Reporting Codification for
    guidance.

Management's Discussion and Analysis

Discussion of Business Segments — Fiscal 2009 Compared to Fiscal 2008, page 23

4. The "Other" category consists primarily of your North American Home and start-up
    businesses and certain unallocated corporate expenses. Other segment operating
    earnings (loss) is material to total operating earnings for the year ended May 30, 2009
    and the interim period ended August 29, 2009. Please revise your segment MD&A to
    separately discuss with quantification business reasons for significant changes
    between periods in the operating earnings for the businesses included in other as well
    as corporate expenses.

Financial Statements

Notes to the Financial Statements

Note 1. Significant Accounting and Reporting Policies, page 46

General

5. Your disclosures on page 33 indicate that you enter into arrangements to provide
    consideration to your customers. If you pay slotting fees, engage in cooperative
    advertising programs, have buydown programs, or make other payments to resellers,
    please disclose your accounting policy for each of these types of arrangements,
    including the statement of operations line item that each type of arrangement is
    included in. For each expense line item that includes these types of arrangements,
    please disclose the related amounts included in that line item. For each type of
    arrangement treated as an expense rather than as a reduction of revenues, please tell
    us how this type of arrangement meets the requirements in EITF 01-9. Please also
    discuss in MD&A any significant estimates resulting from these arrangements.

6. Please disclose the types of expenses that you include in the cost of sales line item
    and the types of expenses that you include in the selling, general and administrative
    expenses line item. In doing so, please also disclose whether you include inbound
    freight charges, purchasing and receiving costs, inspection costs, warehousing costs,
    internal transfer costs, and the other costs of your distribution network in the cost of
    sales line item. With the exception of warehousing costs, if you currently exclude a
    portion of these costs from cost of sales, please disclose:
    •   in a footnote the line items that these excluded costs are included in and the
        amounts included in each line item for each period presented, and
    •   in MD&A that your gross profit amounts may not be comparable to those of other
        entities, since some entities include all of the costs related to their distribution
        network in cost of sales and others like you exclude a portion of them from gross

margin, including them instead in a line item, such as selling, general and administrative expenses.

Inventories, page 47

7. You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use more than one method for any similar types of inventory. If so, please also disclose your basis for doing this. In a portion of these instances, this may be due to a specific method not being allowed in certain countries.

Property, Equipment, and Depreciation, page 47

8. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to cost of sales, please also revise your presentation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B, as well as Item 10(e) of Regulation S-K.

Notes Receivable, page 49

9. Please expand your disclosures to discuss in greater detail how notes receivable are created. For example, please clarify if these notes are created in exchange for the receipt of cash or if these notes are created by converting accounts receivable to notes receivable in order to extend payment terms. In this regard, please also tell us how you determined that the activity related to these notes should be reflected in cash flows from investing activities rather than as cash flows from operating activities pursuant to SFAS 95.

Note 9. Notes Payable and Note 10. Long-Term Debt, page 57

10. The provisions of your private placement notes and unsecured credit facility require that you adhere to certain covenant restrictions and maintain certain performance ratios. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. In this regard, you state that you have agreed to maintain certain financial performance ratios, which are based on earnings before taxes, interest expense, depreciation and amortization. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Note 14. Stock-Based Compensation

Deferred Compensation Plan, page 70

11. Please disclose how you account for the deferred compensation obligation, including
    changes in the obligation, related to the Executive Equalization Retirement Plan.
    Please disclose which balance sheet line item includes this obligation. Please also
    disclose how you treat the shares associated with the Non-qualified Deferred
    Compensation Plan for purposes of determining earnings per share amounts.

Signatures, page 88

12. We note that your annual report on Form 10-K has not been signed by anyone in the
    capacity of principal accounting officer or controller. In addition, we note that your
    principal financial officer has signed the annual report on behalf of the registrant, but
    he does not appear to have signed individually in his capacity as your principal
    financial officer. Your annual report must be signed by one or more of your
    executive officers on behalf of the registrant and by your principal executive officer,
    your principal financial officer, your controller or principal accounting officer, and by
    at least the majority of your board of directors. Please refer to General Instruction
    D(2)(a) of Form 10-K and the signature page section of Form 10-K. If you do not
    have an officer who holds the titles of controller or principal accounting officer, the
    person who has responsibility for these functions (e.g., your chief financial officer)
    should sign the annual report and be designated on the signature page as your
    principal accounting officer. In future filings, please ensure that your filings are
    properly executed.

Exhibits, page 91

13. We note that you appear to have omitted the schedules and exhibits to Exhibit
    10(w)(Credit Agreement dated as of December 18, 2007 among Herman Miller, Inc.
    and various lenders). As there does not appear to be a basis for this omission, please
    re-file Exhibit 10(w)—including all of its schedules and exhibits—with your next
    periodic report or with a current report.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 29, 2009

General

14. Please address the above comments in your interim filings as well.

Financial Statements

General

15. Given that you report minority interest in your Form 10-K for the year ended May 30,
2009 and it appears that you would have adopted SFAS 160 as of May 31, 2009,
please tell us how you determined you were not required to provide the disclosures
required by paragraphs 38 and 39 of ARB 51, as amended by SFAS 160.

Note 5. Common Stock and Earnings Per Share, page 8

16. Your disclosures on page 10 indicate that certain share-based payment awards include
rights to dividend equivalents. Please clearly disclose the terms of these rights,
including whether they are nonforfeitable and participate on a one-for-one basis with
holders of common stock. Please tell us what consideration you gave to FSP EITF
03-06-1 as far as whether you should use the two-class method for determining
earnings per share.

Note 17. Acquisition, page 18

17. Please address the following regarding the acquisition of Nemschoff Chairs, LLC:
   • Please disclose the amounts recognized as of the acquisition date for each major
     class of assets acquired and liabilities assumed. For example, you should disclose
     the amount specifically allocated to accounts receivable. Refer to paragraph 68(i)
     of SFAS 141(R);
   • Please disclose how you account for the contingent value rights, including the
     balance sheet line item that includes these rights. Please also address how you
     determined it would be appropriate to classify the changes in the fair value of
     these rights in operating expenses whereas the changes in the fair value of the
     success fee are included in other expenses (income); and
   • Please provide the disclosures required by paragraphs 68(m) and (n) of SFAS
     141(R) regarding acquisition-related costs. See also paragraphs 59 and A107 of
     141(R).

Management's Discussion and Analysis

Discussion of Current Business Conditions, page 24

18. Please expand your discussion to address the restructuring actions that you have taken
in the current period and plan to take in future periods and the expected quantitative
impact on future earnings and cash flows of these actions. You should also disclose
when you expect the effects of these actions to be initially realized and the segment
which will be impacted. Refer to SAB Topic 5:P.

Analysis of First Quarter Results, page 25

19. You discuss GAAP amounts after excluding certain items. For example, on page 27, you discuss and present operating expenses excluding certain amounts. These amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Alternatively, please provide the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measure presented. Please make the appropriate revisions.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or Dieter King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief